Pricing supplement no. 918
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 169-A-I dated July 29, 2009

Registration Statement No. 333-155535
Dated November 5, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**JPMorgan Chase & Co.** **$26,333,000** **Quarterly Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due November 17, 2011**

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the average of the Index closing level on such Review Date and the four immediately preceding trading days is at or above the Trigger Level applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 10% decline of the Ending Index Level but if the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.11111% of the principal amount of notes for every 1% decline in the Ending Index Level as compared to the Initial Index Level. You will lose some or all of your principal if the Ending Index Level declines by 10% or more from the Initial Index Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated is February 10, 2011[†].
- Senior unsecured debt obligations of JPMorgan Chase & Co. maturing November 17, 2011[†].
- Minimum denominations of $20,000 and integral of $1,000 multiples thereafter.
- The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 169-A-I, will supersede the terms set forth in product supplement no. 169-A-I.
- The notes priced on November 5, 2010 and are expected to settle on or about November 10, 2010.

Key Terms

Index:	S&P GSCI™ Crude Oil Index Excess Return
Automatic Call*:	If the arithmetic average of the Index closing level on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an "Averaging Date," and collectively, the "Averaging Dates") and such Review Date, is greater than or equal to the Trigger Level, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Trigger Level:	**For each Review Date, 102.50% of the Initial Index Level.**
Payment if Called:	If there is an Automatic Call, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • 3.9375% × $1,000 if called on the first Review Date • 7.8750% × $1,000 if called on the second Review Date • 11.8125% × $1,000 if called on the third Review Date • 15.7500% × $1,000 if called on the final Review Date If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date[†]. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date[†].
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered and the Ending Index Level declines from the Initial Index Level by not more than 10%, you will receive the principal amount of your notes at maturity. If the notes are not called and a mandatory redemption is not triggered and the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% decline in the Ending Index Level beyond 10%, as compared to the Initial Index Level and your payment at maturity per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{Final Index Return} + 10.00\%) \times 1.11111]$$ *Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Ending Index Level has declined by more than 10% from the Initial Index Level.*
Buffer Amount:	10%
Downside Leverage Factor:	Notwithstanding anything to the contrary in the accompanying product supplement no. 169-A-I, for purposes of these notes, the downside leverage factor is 1.11111.
Final Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the strike date.
Ending Index Level*:	The arithmetic average of the Index closing level on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date.
Review Dates[†]:	February 10, 2011 (first Review Date), May 10, 2011 (second Review Date), August 10, 2011 (third Review Date) and November 14, 2011 (final Review Date), or if any such day is not a business day, the applicable Review Date will be the following business day.
Strike Date:	November 8, 2010
Maturity Date[†]:	November 17, 2011
CUSIP:	48124AX69

[†]Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes – Automatic Call," as applicable, in the accompanying product supplement no. 169-A-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 169-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" herein.

*If a market disruption event exists on any Averaging Date, the Index closing level on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Index closing level for such disrupted Averaging Date (and will also be the Index closing level for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Index closing level on such Review Date will be the Index closing level for such Averaging Date (and will also be the Index closing level for such Review Date).

Investing in the Quarterly Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 169-A-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission, or SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 169-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$26,333,000	$263,330	$26,069,670

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 169-A-I.

(2) J.P. Morgan Securities LLC., which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution" beginning on page PS-47 of the accompanying product supplement no. 169-A-1. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 5, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 169-A-I dated July 29, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 3, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 169-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 169-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002972/e36072_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

Notwithstanding the definition of Automatic Call set forth in the accompanying product supplement no. 169-A-I, Automatic Call means that if the arithmetic average of the Index closing level on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an "Averaging Date," and collectively, the "Averaging Dates") and such Review Date, is greater than or equal to the Trigger Level, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium. If a market disruption event exists on any Averaging Date, the Index closing level on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Index closing level for such disrupted Averaging Date (and will also be the Index closing level for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Index closing level on such Review Date will be the Index closing level for such Averaging Date (and will also be the Index closing level for such Review Date).

Notwithstanding the definition of Payment at Maturity set for in the accompanying product supplement no. 169-A-I, the Payment at Maturity will be calculated as follows:

If the notes are not called and a mandatory redemption is not triggered and the Ending Index Level declines from the Initial Index Level by not more than 10%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% decline in the Ending Index Level beyond 10%, as compared to the Initial Index Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Final Index Return} + 10.00\%) \times 1.11111]$$

Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Ending Index Level has declined by more than 10% from the Initial Index Level.

Notwithstanding the definition of Final Index Level set forth in the accompanying product supplement no. 169-A-I, the Commodity Closing Level is the arithmetic average of the Index closing level on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date.

The following additional terms shall apply to the notes:

Commodity Hedging Disruption Event

Notwithstanding anything to the contrary in the accompanying product supplement no. 169-A-I, "commodity hedging disruption event" means:

"(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) ("hedge positions"), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s)."

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following tables illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index. The following tables assume an Initial Index Level of 530 and a hypothetical Trigger Level of 543.25 on each Review Date (which is not the actual Initial Index Level or Trigger Level applicable to these notes). The tables reflects the Buffer Amount of 10%, the Downside Leverage Factor of 1.11111 and that the percentages used to calculate the call premium amount applicable to the four Review Dates are 3.9375%, 7.8750%, 11.8125% and 15.7500%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "n/a" with respect to the first table indicates that the notes would not be called on the applicable Review Date and no payment for any automatic call would be made for such date and with respect to the second table indicates that the notes would be called on the final Review Date (in which case your payment would be calculated according to example 2). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

The following table and examples 1 and 2 illustrate how to calculate the total return when the notes are automatically called:

Hypothetical Arithmetic Average of Index Levels Applicable to Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return if called at Third Review Date	Total Return if called at Final Review Date
1,007.00	3.9375%	7.8750%	11.8125%	15.7500%
954.00	3.9375%	7.8750%	11.8125%	15.7500%
901.00	3.9375%	7.8750%	11.8125%	15.7500%
848.00	3.9375%	7.8750%	11.8125%	15.7500%
795.00	3.9375%	7.8750%	11.8125%	15.7500%
742.00	3.9375%	7.8750%	11.8125%	15.7500%
689.00	3.9375%	7.8750%	11.8125%	15.7500%
636.00	3.9375%	7.8750%	11.8125%	15.7500%
543.25	3.9375%	7.8750%	11.8125%	15.7500%
530.00	**n/a**	**n/a**	**n/a**	**0.0000%**
477.00	n/a	n/a	n/a	**0.0000%**
424.00	n/a	n/a	n/a	-11.1111%
371.00	n/a	n/a	n/a	-22.2222%
318.00	n/a	n/a	n/a	-33.3333%
265.00	n/a	n/a	n/a	-44.4444%
212.00	n/a	n/a	n/a	-55.5556%
159.00	n/a	n/a	n/a	-66.6667%
106.00	n/a	n/a	n/a	-77.7778%
53.00	n/a	n/a	n/a	-88.8889%
0.00	n/a	n/a	n/a	-100.0000%

* For each Review Date, the arithmetic average of the Index closing level on five trading days consisting of the four Averaging Dates immediately preceding such Review Date and such Review Date.

Example 1: The Index closing level increases from the Initial Index Level of 530 to an Index closing level of 543.25 on the first Averaging Date, decreases to 538.25 on the second Averaging Date, increases to 548.25 on the third Averaging Date, increases to 553.25 on the fourth Averaging Date and decreases to 533.25 on the First Review Date. Because the arithmetic average of the Index closing levels on the four applicable Averaging Dates and the first Review Date of 543.25 is equal to the hypothetical Trigger Level of 543.25, the notes are automatically called on the first Review Date, and the investor receives a single payment of $1,039.38 per $1,000 principal amount note.

Example 2: The arithmetic average of the Index closing levels for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Level with respect to the first three Review Dates. The Index closing levels on the final Review Date and its applicable Averaging Dates are 560, 550, 570, 575 and 545, respectively. Because (a) the arithmetic average of the Index closing level on any Review Date and its applicable Averaging Dates with respect to the each of the first three Review Dates is less than the hypothetical Trigger Level of 543.25, and (b) the arithmetic average of the Index closing levels on the final Review Date and its applicable Averaging Dates is greater than the hypothetical Trigger Level of 543.25, the notes are automatically called on the final Review Date and the investor receives a single payment of $1,157.50 per $1,000 principal amount note.

The following table and examples 3 and 4 illustrate how to calculate the total return when the notes are <u>not</u> automatically called:

Hypothetical Index Closing Level	Hypothetical S&P GSCI™ Crude Oil Index - Excess Return Appreciation/ Depreciation Over Term of Notes	Hypothetical Total Return if No Automatic Call
1,007.00	90.00%	n/a
954.00	80.00%	n/a
901.00	70.00%	n/a
848.00	60.00%	n/a
795.00	50.00%	n/a
742.00	40.00%	n/a
689.00	30.00%	n/a
636.00	20.00%	n/a
543.25	2.50%	n/a
530.00	**0.00%**	**0.0000%**
477.00	-10.00%	**0.0000%**
424.00	-20.00%	-11.1111%
371.00	-30.00%	-22.2222%
318.00	-40.00%	-33.3333%
265.00	-50.00%	-44.4444%
212.00	-60.00%	-55.5556%
159.00	-70.00%	-66.6667%
106.00	-80.00%	-77.7778%
53.00	-90.00%	-88.8889%
0.00	-100.00%	-100.0000%

Example 3: The arithmetic average of the Index closing level for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Level with respect to each Review Date. The Index closing level decreases from the Initial Index Level of 530 to a Final Index Level of 503.50. Because (a) the Index closing level on each of the Review Dates is less than the hypothetical Trigger Level on each of the four Review Dates of 543.25, and (b) the Final Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The arithmetic average of the Index closing levels for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Level with respect to each Review Date. The Index closing level decreases from the Initial Index Level of 530 to a Final Index Level of 318. Because (a) the Index closing level on each of the Review Dates is less than the hypothetical Trigger Level on each of the four Review Dates of 543.25, and (b) the Final Index Level has declined by more than 10% from the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 10\%) \times 1.11111] = \$666.67$$

Selected Purchase Considerations

- **LIMITED APPRECIATION POTENTIAL** — If the arithmetic average of the Initial closing level on any Review Date and its applicable Averaging Dates is greater than or equal to the Trigger Level, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) 3.9375% × $1,000 if called on the first Review Date, (ii) 7.8750% × $1,000 if called on the second Review Date, (iii) 11.8125% × $1,000 if called on the third Review Date and (iv) 15.7500% × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due. Accordingly, you may lose some or all of your investment at maturity.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is one year, the notes will be called before maturity if the arithmetic average of the Index closing level on any Review Date and its applicable Averaging Dates is at or above the Trigger Level, and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of notes is protected against a decline in the Final Index Level, as compared to the Initial Index Level, of up to the Buffer Amount of 10%. If the Final Index Level declines by more than 10%, you will lose 1.11111% of the principal amount for every 1% decline of the Final Index Level over the term of the notes beyond 10%.

- **RETURN LINKED TO THE S&P GSCI™ CRUDE OIL INDEX EXCESS RETURN** — The return on the notes is linked solely to the S&P GSCI™ Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor's, a division of the McGraw-Hill Companies. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets. The S&P GSCI™ Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. As presently constituted, the only contracts used to calculate the Index are the West Texas Intermediate ("WTI") crude oil futures contracts traded on the New York Mercantile Exchange ("NYMEX"). The Index also takes into account the trading volume of the IntercontinentalExchange WTI crude oil futures contracts. The WTI crude oil futures contracts included in the Index change each month because the contracts included in the Index at any given time are currently required to be the WTI crude oil futures contracts traded on the NYMEX with the closest expiration date (the "front-month contract"). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the "next-month

JPMorgan Structured Investments —
Quarterly Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due November 17, 2011

PS- 3

contract") each month. Assuming that markets are not disrupted or "limit up" or "limit down," the Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index. See "The GSCI Indices" in the accompanying product supplement no. 169-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 169-A-I. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments," as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 169-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in crude oil. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 169-A-I dated July 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** —If the notes are not automatically called and the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.11111% of your principal amount at maturity for every 1% decline in the Ending Index Level beyond 10%, as compared to the Initial Index Level. **You may lose up to 100% of your initial investment.**

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Averaging Dates, Review Dates or at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested in securities linked directly to the Index.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the level of the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the level of the Index and your payment, if any, at maturity. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 169-A-I for more information.
- **YOUR INVESTMENT IS SUBJECT TO A REINVESTMENT RISK** — If the notes are subject to an automatic call on the first Review Date, the second Review Date or the third Review Date, the holding period over which you would receive your return will be less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an automatic call on any of the first three Review Dates.
- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts underlying the Index. The Index is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.
- **SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a trading day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive "roll yield." There can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Index. The presence of contango in the commodity markets (i.e., where the prices for the relevant futures contracts are higher in the distant delivery months than in nearby delivery months) could result in negative "roll yields," which could adversely affect the value of the Index and thus the value of notes linked to the Index.
- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.
- **THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX, AND NOT A TOTAL RETURN INDEX** — The notes are linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase

the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the volatility, frequency and magnitude of changes in the level of the Index;
    - supply and demand trends at any time for the physical commodities upon which the futures contracts that compose the Index or the exchange traded futures contracts on such commodities;
    - the time to maturity of the notes;
    - the market price of the physical commodities upon which the futures contracts that compose the Index are based or the exchange traded futures contracts on such commodities;
    - interest and yield rates in the market;
    - a variety of economic, financial, political, regulatory, geographical or judicial events that affect commodities markets generally or the futures contracts underlying the Index; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 7, 2005 through November 5, 2010. The Index closing level on November 5, 2010 was 531.9599. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.